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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                              Amendment No. 1 to
                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                           ------------------------

                         BEN & JERRY'S HOMEMADE, INC.
                      (Name of Subject Company (Issuer))

                     VERMONT ALL NATURAL EXPANSION COMPANY
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                     (Names of Filing Persons (Offerors))

                Class A Common Stock, Par Value $.033 Per Share
        (including the associated Class A Common Stock Purchase Rights)
                Class B Common Stock, Par Value $.033 Per Share
        (including the associated Class B Common Stock Purchase Rights)
                        (Titles of Classes of Securities)

                                   081465106
                                   081465205
                   (CUSIP Numbers of Classes of Securities)

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                            Ronald M. Soiefer, Esq.
                                 Conopco, Inc.
                                390 Park Avenue
                              New York, NY 10022
                                (212) 888-1260

         (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000
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                                APRIL 25, 2000
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject             [ ] issuer tender-offer
to Rule 14d-1.                                   subject to Rule 13e-4.

[ ] going private transaction subject            [ ] amendment to Schedule 13D
to Rule 13e-3.                                   under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on April 18, 2000, with respect to their offer to purchase all the outstanding shares of Class A Common Stock, par value $.033 per share, together with the associated Class A Common Stock Purchase Rights, of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), and all the outstanding shares of Class B Common Stock, par value $.033 per share, together with the associated Class B Common Stock Purchase Rights, of the Company, as set forth in this Amendment No. 1. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.

Item 11.  Additional Information.

     On April 25, 2000, Unilever filed with the Antitrust Division of the Department of Justice and the FTC its Notification and Report Form under the HSR Act. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 15-calendar-day waiting period following the filing of the Notification and Report Form, unless Unilever or the Company receives a request for additional information from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. The 15-calendar-day waiting period will therefore expire at 11:59 p.m. on May 10, 2000, unless a request for additional information is made.


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2000


                                   VERMONT ALL NATURAL EXPANSION COMPANY,

                                   by
                                       /S/  MART LAIUS
                                       ________________________________________
                                       Name:  Mart Laius
                                       Title: Vice President


                                    CONOPCO, INC.,

                                   by
                                       /S/  MART LAIUS
                                       ________________________________________
                                       Name:  Mart Laius
                                       Title: Vice President


                                     UNILEVER N.V.,

                                   by
                                       /S/  MART LAIUS
                                       ________________________________________
                                       Name:  Mart Laius*


                            * By power of attorney.